

June 13, 2023

Shannon Shen
Chief Financial Officer
Gaotu Techedu Inc.
5F, Gientech Building, 17 East Zone,
10 Xibeiwang East Road
Haidian District, Beijing 100193
People's Republic of China

> **Re: Gaotu Techedu Inc.**
> **Report of Foreign Issuer on Form 6-K**
> **Filed February 28, 2023**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 18, 2023**

Dear Shannon Shen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed February 28, 2023

Exhibit 99.1 - Press Release
About Non-GAAP Financial Measures, page 9

1. We note that your non-GAAP net income (loss) measure excludes share-based compensation expenses, and such adjustments exclude the impact on income tax. Please tell us how your presentation complies with the guidance in Question 102.11 of the Non-GAAP Performance Measures Compliance and Disclosure Interpretations and revise your disclosure as necessary.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 7

2.   Please disclose that the VIE structure involves unique risks to investors, and explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

3.   Provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors hold their interest and the entities in which the company's operations are conducted.

The Holding Foreign Companies Accountable Act, page 9

4.   Please disclose the location of your auditor.

Cash Flows through Our Organization, page 10

5.   Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash or assets. Provide cross-references to these other discussions in your summary risk factors and risk factors.

7.   Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

Permissions Required from the PRC Authorities for Our Operations, page 11

8.   Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note you include a cross reference to the risk factors and a non-exclusive list of permissions that are required. The disclosure here should not be qualified by materiality. State whether you, your subsidiaries, or the

VIE are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Regarding the CAC, your disclosure does not state whether or not you are subject to any permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Summary of Risk Factors, page 19

9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to the relevant individual detailed risk factor.

D. Risk Factors
Our business is subject to complex and evolving laws and regulations of mainland China..., page 24

10. Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

If the PRC government finds that the agreements that establish the structure for operating certain of our operations..., page 39

11. Revise to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your

PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

The PRC government's significant oversight and discretion over our business operations..., page 46

12.   Where you state that the Chinese government may intervene or influence your operations at any time, revise to clarify that this could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 104

13.   In the year to year comparison of the results of operations, you have no discussion of the changes in interest income, realized gains from investments and other income. Please revise to discuss the changes in these line items. Refer to Item 5 of Form 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 147

14.   We note your statement that you reviewed the register of members and certain public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraph (a). In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

15.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of the board of you or your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

16.   With respect to your disclosure pursuant to Item 16I (b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your or your consolidated foreign operating entities' articles do not contain wording from any charter of the Chinese Communist Party.

17.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "Gaotu Techedu Inc. or the VIE." We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3) and (b))(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

Contact Austin Pattan at 202-551-6756 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yilin Xu, Esq.